                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. __ )*


                        Omrix Biopharmaceuticals, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   681989109
                         -----------------------------
                                (CUSIP Number)

                               December 31, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [X]   Rule 13d-1(b)
                              [ ]   Rule 13d-1(c)
                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 681989109          13G

 ------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Oberweis Asset Management, Inc. 36-3668290
 ------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [ ]
     (b) [ ]
           Not Applicable
 ------------------------------------------------------------------------------
  3  SEC USE ONLY

 ------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois
 ------------------------------------------------------------------------------
               5  SOLE VOTING POWER

                      None
              -----------------------------------------------------------------
  NUMBER OF    6  SHARED VOTING POWER
    SHARES
 BENEFICIALLY         902,933
   OWNED BY   -----------------------------------------------------------------
     EACH      7  SOLE DISPOSITIVE POWER
  REPORTING
    PERSON            None
     WITH     -----------------------------------------------------------------
               8  SHARED DISPOSITIVE POWER

                      902,933
 ------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           902,933
 ------------------------------------------------------------------------------
 10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                         [ ]
           Not Applicable
 ------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.1%
 ------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IA
 ------------------------------------------------------------------------------


                              Page 2 of 11 Pages

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CUSIP No. 681989109          13G

 ------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           James D. Oberweis
 ------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [ ]
     (b) [ ]
           Not Applicable
 ------------------------------------------------------------------------------
  3  SEC USE ONLY

 ------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
 ------------------------------------------------------------------------------
               5  SOLE VOTING POWER

                      None
              -----------------------------------------------------------------
  NUMBER OF    6  SHARED VOTING POWER
    SHARES
 BENEFICIALLY         902,933
   OWNED BY   -----------------------------------------------------------------
     EACH      7  SOLE DISPOSITIVE POWER
  REPORTING
    PERSON            None
     WITH     -----------------------------------------------------------------
               8  SHARED DISPOSITIVE POWER

                      902,933
 ------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           902,933
 ------------------------------------------------------------------------------
 10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                         [ ]
     Not Applicable
 ------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.1%
 ------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
 ------------------------------------------------------------------------------


                              Page 3 of 11 Pages

CUSIP No. 681989109          13G

 ------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           James W. Oberweis
 ------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [ ]
     (b) [ ]
           Not Applicable
 ------------------------------------------------------------------------------
  3  SEC USE ONLY

 ------------------------------------------------------------------------------
  4  CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
 ------------------------------------------------------------------------------
               5  SOLE VOTING POWER

                      None
              -----------------------------------------------------------------
  NUMBER OF    6  SHARED VOTING POWER
    SHARES
 BENEFICIALLY         902,933
   OWNED BY   -----------------------------------------------------------------
     EACH      7  SOLE DISPOSITIVE POWER
  REPORTING
    PERSON            None
     WITH     -----------------------------------------------------------------
               8  SHARED DISPOSITIVE POWER

                      902,933
 ------------------------------------------------------------------------------
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           902,933
 ------------------------------------------------------------------------------
 10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                         [ ]
     Not Applicable
 ------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.1%
 ------------------------------------------------------------------------------
 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
 ------------------------------------------------------------------------------


                              Page 4 of 11 Pages

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Item 1(a)   Name of Issuer:

                  Omrix Biopharmaceuticals, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

                  630 Fifth Avenue, 22nd Floor
                  New York, NY 10111

Item 2(a)   Name of Person Filing:

                  Oberweis Asset Management, Inc. ("OAM")
                  James D. Oberweis
                  James W. Oberweis

Item 2(b)   Address of Principal Business Office or, if none, Residence:

                  OAM, James D. Oberweis and James W. Oberweis are located at:

                  3333 Warrenville Road Suite 500
                  Lisle, IL 60532

Item 2(c)   Citizenship:

                  OAM is an Illinois Corporation.
                  James D. Oberweis and James W. Oberweis are U.S. citizens.

Item 2(d)   Title of Class of Securities:

                  Common Stock

Item 2(e)   CUSIP Number:

                  681989109

Item 3      Type of Person:

                  (e) OAM is an investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E). James D. Oberweis and James W. Oberweis are the principal stockholders of OAM.

                              Page 5 of 11 Pages

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Item 4      Ownership (at December 31, 2006):

                  (a) Amount owned "beneficially" within the meaning of rule 13d-3:

                        902,933 shares

                  (b)   Percent of class:

                        6.1% (based on 14,900,046 shares outstanding on November 1, 2006)

                  (c)   Number of shares as to which such person has:

                        (i)   sole power to vote or to direct the vote: none

                        (ii)  shared power to vote or to direct the vote:
                              902,933

                        (iii) sole power to dispose or to direct the
                              disposition of: none

                        (iv) shared power to dispose or to direct disposition of: 902,933

                  OAM serves as investment adviser to The Oberweis Funds (the "Fund"). Various of OAM's shareholders and employees are also officers and trustees of the Fund, but OAM does not consider the Fund to be controlled by such persons. Although the Fund is not controlled by OAM, pursuant to Rule 13d-3(a) the 111,700 shares beneficially owned by the Fund, with respect to which the Fund has delegated to OAM voting power and dispositive power, are considered to be shares beneficially owned by OAM by reason of such delegated powers. In addition to the shares beneficially owned by the Fund, other clients of OAM may own shares which are not included in the aggregated number of shares reported herein because OAM does not have or share voting or investment power over those shares.

Item 5      Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

                  The shares reported herein have been acquired on behalf of discretionary clients of OAM. Persons other than OAM are entitled to receive all dividends from, and proceeds from the sale of, those shares.

                              Page 6 of 11 Pages

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Item 7      Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company:

                  Not Applicable

Item 8      Identification and Classification of Members of the Group:

                  Not Applicable

Item 9      Notice of Dissolution of Group:

                  Not Applicable

                              Page 7 of 11 Pages

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Item 10     Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              Page 8 of 11 Pages

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                                   Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

       The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

                                              OBERWEIS ASSET MANAGEMENT, INC.



                                              By: /s/ Patrick B. Joyce
                                                  -----------------------------
                                                  Patrick B. Joyce
                                                  Executive Vice President

       The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.

                                              By: /s/ James D. Oberweis
                                                  -----------------------------
                                                  James D. Oberweis

       The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.

                                              By: /s/ James W. Oberweis
                                                  -----------------------------
                                                  James W. Oberweis

                              Page 9 of 11 Pages

                                 Exhibit Index

Exhibit 1 Joint Filing Agreement dated as of February 14, 2007 between Oberweis Asset Management, Inc., James D. Oberweis and James W. Oberweis


                              Page 10 of 11 Pages

                                                                      EXHIBIT 1

                            JOINT FILING AGREEMENT

   The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated: February 14, 2007

                                              OBERWEIS ASSET MANAGEMENT, INC.



                                              By: /s/ Patrick B. Joyce
                                                  -----------------------------
                                                  Patrick B. Joyce
                                                  Executive Vice President

                                                  JAMES D. OBERWEIS

                                                  /s/ James D. Oberweis
                                                  -----------------------------

                                                  JAMES W. OBERWEIS

                                                  /s/ James W. Oberweis
                                                  -----------------------------

                              Page 11 of 11 Pages